UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 14, 2017, Box Ships Inc. (the "Company") reconvened its 2017 annual meeting of shareholders (the "Annual Meeting") in Voula, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated April 19, 2017, which Annual Meeting was initially called to order on May 31, 2017 and adjourned, in order to permit additional time to solicit stockholder votes.

At the Annual Meeting, the proposal related to the approval of discretionary authority to the Company’s board of directors to amend the Company’s Articles of Incorporation to effect a reverse stock split, which was set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around April 21, 2017, was not approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: July 14, 2017	By: /s/ GEORGE SKRIMIZEAS George Skrimizeas Chief Operating Officer